SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer


GOL

2Q22 Results

Disclaimer

This presentation contains forward looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely estimates and projections and, as such, are based exclusively on the Management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", " plan", "predict", "project", and other similar verbs are intended to identify these forward looking statements, involving risks and uncertainties that may lead actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. Factors that can affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments related to COVID-19, such as quarantine's length and extent, travel restrictions, and the overall impact on demand for air travel; (iii) competitive environment in the Brazilian air market and government measures that may affect it; (iv) volatility in fuel prices; and (v) risks disclosed in GOL's filings with the US Securities and Exchange Commission and CVM – Brazilian Securities and Exchange Commission.

All forward looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

Meeting industry practices, GOL discloses so-called non-GAAP financial measures not recognized under IFRS or US GAAP, including "net debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosing non-GAAP measures provides useful information to investors, financial analysts and the public when assessing the operating performance and comparing with the operating performance of other companies in the same industry and others. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly named measures taken by other companies. Potential investors should not rely on information not recognized in IFRS to replace IFRS measures regarding profit or cash flow when deciding on investments.

GOL: 2Q22 Highlights

Metrics	2Q22	Δ vs. 2Q21
Gross Sales (R$ million)	4,765	+180.1%
ASK (Billion)	9.0	+123.7%
RPK (Billion)	7.0	+103.0%
Load Factor	77.2%	-7.9 p.p.
Yield (R$ cents)	43.00	+66.2%
Pax Revenue (R$ million)	2,995	+237.5%
RASK (R$ cents)	35.94	+40.9%
CASK[2] (R$ cents)	35.38	-20.4%
EBITDA[2]	439.0	NM
EBITDA Margin	13.5%	+66.8 p.p.

- Total Liquidity[3] (R$ billion): **4.0**
- Net Debt[1]/EBITDA LTM[2]: **9.5x**
- PRASK (R$ cents): **33.21** *(+51% vs. 2Q21)*

1. *Including 7x aircraft lease and excluding perpetual bonds.*
2. *Recurring operating results, excluding non-recurring maintenance costs related to fleet transformation.*
3. *Cash, investments, trade receivables and deposits (does not include unencumbered assets).*

Network

>500 daily flights	>200 markets served	~6mm pax carried

Regional Expansion: Opened 4 new bases (Ribeirão Preto, São José do Rio Preto, Passo Fundo and Uruguaiana)

International Reopening: Resumed flights to the United States, Argentina, Paraguay and Bolivia

Network Adjustments: Focused on corporate travel rebound.


Roraima
Amapá
Amazonas
Pará
Maranhão
Ceará
Rio Grande do Norte
Paraíba
Pernambuco
Alagoas
Sergipe
Piauí
Acre
Rondônia
Tocantins
Bahia
Mato Grosso
DF
Goiás
Minas Gerais
Espírito Santo
Mato Grosso do Sul
São Paulo
Rio de Janeiro
Paraná
Santa Catarina
Rio Grande do Sul

Capacity and Profitability


ASK
(million)
11,365
4,033
10,110
9,021
+124%
2Q19
2Q21
1Q22
2Q22


RPK
(million)
9,317
82.0%
3,432
85.1%
8,192
81.0%
6,967
77.2%
103%
Load Factor
RPK
2Q19
2Q21
1Q22
2Q22


Average
Flights¹
653
218
541
506
+132%
2Q19
2Q21
1Q22
2Q22


RASK
(R$ cents)
27.63
25.50
31.86
35.94
+41%
2Q19
2Q21
1Q22
2Q22

1. *Average daily flights operated by GOL*

Fleet Transformation

2Q22 Highlights

- **~24%** of the Fleet comprised of 737-MAX
  - **~8%** reduction in fuel consumption per flight hour *(2Q22 vs. 2Q21)*

Fleet Plan



144
136
139
147
150
110
92
83
82
75
34
44
56
65
75
2Q22
FY2022
2023
2024
2025

- Received **3** Boeing 737-MAX 8
- Returned **1** Boeing 737-NG

~16% reduction in CO_2 emissions (compared to B737-NG)

737NG 737MAX

Smiles | Performance and Synergies


Number of Customers (million)
+14.0%
17.5
17.7
17.9
18.2
18.5
18.7
19.0
19.3
19.7
20.1
1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22


Total Revenue (million)
618
322
454
563
443
493
645
843
971
994
+2%
1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22

2Q22 Highlights


+4 p.p.
1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22
SML Penetration
Pre-merger Average
Post-merger Average

- > **20 million** Customers
- > **41** billion miles redeemed *(+11% QoQ)*

2022 Guidance

Financial Outlook	2022E Previous	2022E Updated
Total fleet (average)	130 - 140	132 - 138
Total operational fleet (average)	100 - 105	101 - 104
ASKs, System (% change yoy)	65 - 75%	55 - 65%
Seats, System (% change yoy)	65 - 75%	55 - 65%
Departures, System (% change yoy)	65 - 75%	55 - 65%
Average load factor (%)	~82%	~80%
Ancillary revenues. net[1] (R$bn)	~0.8	~1.0
Total net revenues (R$ billion)	~13.7	~15.4
Non-fuel CASK[2] (US$ cents)	~3.3	~3.5
Fuel liters consumed (mm)	~1,200	~1,150
Gross Global Scope 1 emissions (000 m t CO_2)	~3,060	~2,950
Total Fuel Consumed (1.000 liters per RPK)	~34.6	~33.7
GHG Emissions/Flight Hour (t CO_2)	~8.4	~8.4
Fuel price (R$/liter)	~4.3	~5.7
EBITDA margin[2] (%)	~24%	~20%
EBIT margin[2] (%)	~10%	~8%
Net financial expense[3] (R$bn)	~1.8	~1.8
Pre-tax margin[3] (%)	~0%	~0%
Effective income tax rate (%)	~0%	~0%
Capex, net[4] (R$ mm)	~700	~700
MAX Aircraft Acquisitions (R$mm)	~1,100	~1,000
Aircraft Debt (7x Annual Acft Lease Payments) (US$bn)	~3.3	~3.2
Financial Debt (US$bn)	~2.1	~2.0
Net Debt[5] / EBITDA[2] (x)	~8x	~8x
Fully-diluted shares out[6] (mm)	~435	~435
EPS, fully diluted (R$)	~0	~NA
Fully-diluted ADS out.[6] (mm)	~217.5	~217,5
EPADS, fully diluted (US$)	~0	~NA

(1) Cargo, frequent-flyer program, in-flight purchases, and other ancillary revenues;

(2) Recurring operating results, excluding non-recurring maintenance costs for fleet transformation;

(3) Excluding exchange rate gains and losses and unrealized losses on Exchangeable Senior Notes;

(4) Net Capex is calculated as capitalized maintenance, less maintenance financing and capitalized maintenance costs

(5) Including 7x Aircraft Lease and excluding perpetual notes;

(6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

Metrics

ASK
(billion)


+124%
4,033
9,021
2Q21
2Q22

Yield
(R$ cents)


+66%
25.87
43.00
2Q21
2Q22

EBITDA[1]
(%)


66.7 p.p.
13.50
-53.20
2Q21
2Q22

- >80% of supply compared to the same period pre-pandemic
- +41% of unit Revenue (RASK) compared to 2Q21
- ~8% of total revenue from GOLLOG and SMILES

1 *Recurring operating results, excluding non-recurring maintenance costs for fleet transformation*

Sales & Profitability



Gross Sales
(R$ million)
+180.1%
3,908
3,128
780
2Q19
2,469
1,815
654
4Q20
1,591
1,062
529
1Q21
1,701
1,133
568
2Q21
2,527
1,811
716
3Q21
3,969
3,085
884
4Q21
4,083
3,076
1,007
1Q22
4,765
3,720
1,045
2Q22
Tickets
Others



Average Fare (R$)
38.9%
355.45
2Q19
303.78
2Q21
437.26
1Q22
496.90
2Q22



Average Daily Sales – 2Q22
(7 days - R$ million)
50
40
30
20
10
0
Jan. 1
Feb. 1
Mar. 1
Apr. 1
May 1
Jun. 1
Jul. 1



PRASK and RASK (R$ cents)
PRASK
RASK
41%
51%
26.0
27.6
2Q19
22.0
25.5
2Q21
29.8
31.9
1Q22
33.2
35.9
2Q22

Costs

CASK[1]
(US$ cents)



-20% in R$
-14%
6.15
8.40
5.74
7.19
2Q19
2Q21
1Q22
2Q22

Capacity growth, productivity increase and fleet renewal led to a lower CASK

CASK Fuel
(R$ cents)



+72%
8.59
9.33
11.93
16.06
2Q19
2Q21
1Q22
2Q22



+81%
3.34
6.03
2Q21
2Q22
QAV (R$/liter)



-8%
2,911
2,692
2Q21
2Q22
Consumption / Hour

GOL's 737-MAXs Fleet mitigate the 81% increase in jet fuel costs

1 Recurring operating results, do not include non-recurring maintenance costs for fleet transformation

Net Results

(R$ million)



643
2Q21 Net Recurring Result
2,214
Net Revenue
-1,073
Fuel
-170
Depreciation & Amortization
-24
Personnel
-2
Maintenance, Materials & Repairs
-184
Sales & Marketing
-23
Services Provided
-102
Landing Fees
-53
Passenger Costs
37
Others
-295
Net Financial Result
-3,967
Exchange Rate and Monetary Variations
-6
ESN Unrealized Result
-129
Income Tax
15
Minority Interest
-2,851
2Q22 Net Result
243
Non-Recurring Expenses
-2,608
2Q22 Net Recurring Result

Cash Flow



(R$ billion)
Operating
+1.6
Investing
(0.5)
Financing
(0.4)
3.3
4.3
-3.1
0.4
-0.5
0.8
-0.7
-0.4
4.0
Liquidity 1Q22
Operating Inflows
Operating Outflows
Receivables & Deposits Variation
CAPEX
Net Amortizations
Aircraft Leasing
Other Financial Expenses
Liquidity 2Q22

- Increased operating cash flow due to GOL's discipline in capacity management

Liquidity Management


(R$ million)
-2,223
6,241
3,043
1,293
1,618
1,382
-1,884
7,195
5,827
1,368
-5,448
-1,069
-6,517
-3,650
-1,660
820
3,989
4Q19 Liquidity 3
4Q19 Cash
Operating Income (Expenses)
Working Capital
Aircraft
Capex
Funding
Amort.
Leasing
Interest and Others
2Q22 Cash
2Q22 Liquidity 3
Equity Capital Increase
Smiles Min. Int. Acquisition and Dividends

Δ Cash	(2.2)
Δ Debt [1]	0.7
Δ Other [2]	(2.9)

1- Includes Funding and Amortization.
2- Includes all cash variations, excluding funding and amortization.
3- Includes Cash and Cash Equivalents, Investments, Restricted Cash, Trade Receivables and Deposits.

Liability Management

On June 30, 2022

(R$ billion)



Debt Amortization Schedule, excluding refinancings
(R$ billion)[1]
3,99
0,02
0,02
0,17
0,02
0,01
0,54
0,43
0,02
0,45
1,33
Liquidity 2Q22
3Q22
4Q22
2023
2024
2025+
Debt in USD
Exchangeable Senior Notes US$
Debt in BRL

1- In the issuance/contracting currency.
2- Excluding perpetual bonds.

Balance Sheet & Leverage

Liquidity[1] (R$ bn)



+22%
4.0
3.7
3.3
4.0
3Q21
4Q21
1Q22
2Q22

Net Debt[2] / EBITDA LTM[3]



-15%
11.2 x
9.7 x
10.1 x
9.5 x
3Q21
4Q21
1Q22
2Q22

Working Capital Management[4] (R$ bn)



+8.5%
+70.9%
1.8
0.6
1.1
1.9
0.9
1.9
1.0
1.9
1.1
0.8
Δ
Sup. – Rec.
3Q21
4Q21
1Q22
2Q22
Suppliers
Receivables

- Liquidity levels at pre-pandemic levels
- Deleveraging[1,3] through EBITDA recovery[3]
- Efficient Working Capital Management

1. Cash, investments, trade receivables and deposits (does not include unencumbered assets); 2. Including 7x aircraft lease and excluding perpetual bonds.
3. Recurring Operating Results. 4. Includes suppliers and receivables on balance sheet


BOEING 737 MAX
INTELIGÊNCIA PARA IR MAIS LONGE

Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ri